As filed with the Securities and Exchange Commission on July 17, 1998

                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             -----------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             -----------------------
                               MOTHERS WORK, INC.
               (Exact Name of Registrant as Specified in Charter)

                DELAWARE                                    13-3045573
     (State or Other Jurisdiction of                     (I.R.S. Employer
     Incorporation or Organization)                   Identification Number)


             456 North 5th Street, Philadelphia, Pennsylvania 19123
                                 (215) 873-2200
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                         Rebecca C. Matthias, President
                              456 North 5th Street
                        Philadelphia, Pennsylvania 19123
                                 (215) 873-2200
          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                 ---------------

         Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of this Registration Statement.

                                 ---------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/


         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                             -----------------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                              Proposed Maximum          Proposed Maximum
     Title of Shares to be                Amount to               Aggregate                 Aggregate             Amount of
           Registered                   be Registered         Price Per Share (1)        Offering Price (1)     Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01              26,784                 $7.56                    $202.487.00              $60.00
per share
====================================================================================================================================

(1) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                   Subject to Completion, Dated July 17, 1998



PROSPECTUS

                               MOTHERS WORK, INC.

                         26,784 Shares of Common Stock,
                            $.01 par value per share

         This Prospectus relates to the resale by Selling Stockholders of a total of 26,784 shares (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock") of Mothers Work, Inc. (the "Company"). The shares were initially acquired by the Selling Stockholders in a private placement as part of the consideration for their consent, as holders of the Company's 12 5/8% Senior Notes due 2005 (the "Notes"), to an amendment of the indenture relating to the Notes.

         The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Selling Stockholders." The Company has agreed, among other things, to bear all filing fees and other costs and expenses in connection with the registration of the Shares covered by this Prospectus.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         PROSPECTIVE PURCHASERS SHOULD CONSIDER THE RISKS SET FORTH UNDER "RISK FACTORS" COMMENCING ON PAGE 4.

         The shares offered by the Selling Stockholders hereby will be sold at market prices on The Nasdaq Stock Market ("Nasdaq") or in private sales at prevailing market prices or negotiated prices. See "Plan of Distribution." Broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions. The Selling Stockholders and any broker-dealers that participate in the distribution of the Shares may be deemed to be "underwriters" and any commissions received by them and any profit received by them on the resale of the Shares might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act").

         The Common Stock is traded on Nasdaq under the symbol MWRK. On July 16, 1998, the closing sales price of the Common Stock, as reported by Nasdaq, was $7.88 per share.

            The date of this Prospectus is                 , 1998

                              AVAILABLE INFORMATION

         The Company has filed a Registration Statement on Form S-3 with the Securities and Exchange Commission (the "Commission") relating to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Commission. Proxy statements concerning the Company, reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 W. Madison St., Suite 1400, Chicago, Illinois 60661-2511). Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web located at http://www.sec.gov. This Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

         The Company will furnish, without charge, to any person to whom a copy of this Prospectus is delivered, upon such person's written request, a copy of any and all of the documents that have been incorporated by reference in the Registration Statement and herein (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Any such request should be directed to the Chief Financial Officer, Mothers Work, Inc., 456 North 5th Street, Philadelphia, Pennsylvania 19103, phone number: (215) 873-2200.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

                  (a) The Company's Annual Report on Form 10-K for the year ended September 30, 1997.

                  (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1997 and March 31, 1998.

                  (c) The Company's Current Report on Form 8-K filed on July 9, 1998.

                  (d) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on February 4, 1993, including any amendments or reports filed for the purpose of updating such description.

         In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference herein from their respective dates of filing.

         Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                   THE COMPANY

         The Company is the largest specialty retailer of maternity clothing in the United States. As of March 31, 1998, the Company operated 448 stores under the Mimi Maternity(R), A Pea in the Pod(R), Motherhood Maternity(R) and Maternity Works(R) concepts offering a full range of career, casual and special occasion maternity wear. In addition, the Company operated 130 leased maternity departments in stores such as Lazarus, Rich's, Famous Barr and Macy's. The Company locates its stores primarily in regional shopping malls and, to a lesser extent, in central business districts within major metropolitan areas, and in factory-direct outlet centers. The Company is vertically-integrated, performing design, manufacturing, distribution and retail sales functions primarily in-house.

         The Company's maternity wear retail stores, although having different merchandising and marketing strategies, are all targeted to those women seeking to purchase moderate to upscale maternity fashions. All of the Company's maternity store concepts sell clothing that is designed to meet an expectant mother's entire lifestyle fashion needs including her career requirements, as well as her casual and special occasion needs. In April 1997 the Company restructured its core maternity business by combining the Mimi Maternity and Maternite lines and consolidating store operations in selected markets. Mimi Maternity, which was developed in 1990, is designed to meet the needs of fashion forward women who are willing to spend more to make a fashion statement. A Pea in the Pod, which was acquired in April 1995, markets the most upscale of the Company's maternity fashions and offers a premium or bridge merchandise selection manufactured by the Company, including the Company's Mimi Maternity line of clothing, and certain designer labels. Mimi Maternity and A Pea in the Pod collectively constitute the Company's "high end" product line. Motherhood Maternity, the oldest national chain specialty retailer of maternity clothing in the United States, was acquired in August 1995 in order for the Company to enter the moderately-priced maternity clothing market. Maternity Works, a chain of factory-direct outlet stores, serves the woman who seeks upscale apparel during her pregnancy but cannot or will not purchase at full retail prices.

          In June 1996 the Company expanded into upscale "bridge" women's apparel (i.e., similar to designer fashions but with a lower price point) through the acquisition of certain leases and other assets of Episode USA, Inc. ("Episode"). At March 31, 1998, the Company operated 51 stores under the Episode(R)(1) concept, however, as a consequence of the losses incurred in the Episode division since being acquired in 1996, the Company recently announced that it will restructure its non-maternity bridge apparel business. As an initial step in that restructuring, the Company plans to close or convert to maternity stores approximately 21 Episode store locations. As of May 31, 1998, the Company had closed four Episode store locations, and was proceeding with plans to convert three Episode stores to maternity stores and to close the remaining 14 Episode store locations. See "Risk Factors - Continuing Losses from Episode Operations; Restructuring of Episode Business."

         The Company is incorporated under the laws of the State of Delaware and entered into the maternity apparel business in 1982. Its principal executive offices and production facility are located at 456 North Fifth Street, Philadelphia, Pennsylvania 19123 and its telephone number is (215) 873-2200.

------------
(1) Mothers Work, Inc. is licensed to use the Episode(R) trademark by Episode USA, Inc.

                                  RISK FACTORS

         In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

Continuing Losses from Episode Operations; Restructuring of Episode Business

         Since the acquisition of certain leases and assets of Episode(R) on June 1, 1996, the Company has been engaged in the marketing and retailing of non-maternity, upscale women's apparel and accessories. The Company's Episode(R) division has operated at a loss since the acquisition, and the Company's losses for the second quarter of fiscal 1998 are primarily attributable to the Episode operations. Episode revenues remain below management's initial estimates and are currently at levels that would not support profitable operation of the Episode division. In an effort to eliminate losses from the division, the Company recently announced that it was restructuring the Episode business. During the third quarter of fiscal 1998, the Company plans to close or convert to maternity stores, approximately 21 of its 51 Episode store locations (the majority of which would be outlet center locations). As of May 31, 1998, the Company had closed four Episode store locations, and was proceeding with plans to convert three Episode stores to maternity stores and to close the remaining 14 Episode store locations.

         In connection with the Episode store closings and related actions, the Company will record restructuring charges of approximately $5.4 million in the third quarter of fiscal 1998, the cash portion of which is approximately $1.8 million. The Company will also record an additional $2.0 million charge in connection with its liquidation of Episode inventory in the third quarter of fiscal 1998. The total one-time charges in the third quarter of fiscal 1998 related to Episode will be $7.4 million. At March 31, 1998, the Episode assets consist primarily of inventory and furniture, equipment and leasehold improvements of approximately $13.7 million and $8.7 million, respectively.

         Although the Company continues to take steps to improve the Episode division, the operation of the bridge women's fashion business is subject to numerous risks and greater competition and fashion risk than the Company's core maternity business. Based on the foregoing factors, there are no assurances that the Company's decision to close or convert existing stores will result in the Episode operations being profitable.

Leverage and Liquidity

         The Company became highly leveraged after completion of the offering of the Notes in 1995. As of March 31, 1998, the Company's total indebtedness was approximately $115 million, its stockholder's equity was approximately $24.6 million and the Company's total assets were approximately $175.8 million, of which approximately $42.0 million are intangible assets. For the six-month period ending March 31, 1998, the Company's consolidated EBITDA was approximately $10.6 million; fixed charges exceeded earnings available to cover fixed charges by approximately $2.5 million and the ratio of EBITDA to interest expense, net was 1.49. The Company's annual aggregate debt service, including interest, is approximately $15.6 million.

         In April 1998, the Company replaced its existing $34.0 million working capital facility with a $48 million financing agreement with Fleet Capital Corporation. The new facility, which expires in April 2001, provides for a $44 million working capital facility for borrowings and letters of credit and a $4 million "Special Purpose Credit" which supports the Company's building mortgage. The new working capital facility increases the Company's borrowing capacity and reduces interest by 125 basis points and 75 basis points for Base Rate borrowings and adjusted LIBOR Rate borrowings, respectively. At May 8, 1998, the Company had $21.6 million in borrowings and $7.0 million in letters of credit issued under the New Working Capital Facility.

         The degree to which the Company is leveraged could have important consequences to the holders of the Company's securities and the capitalization and future fiscal operations of the Company, including, but not limited to, the following: (i) making it more difficult for the Company to satisfy its obligations; (ii) limiting the Company's ability to obtain additional financing in the future for acquisitions, capital expenditures, working capital or general corporate purposes; (iii) increasing the Company's vulnerability to a downturn in general economic conditions; (iv) requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of the principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions and other general corporate requirements; (v) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry; and (vi) the placing of the Company at a competitive disadvantage with respect to less highly leveraged competitors.

         The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to general economic conditions and to financial, business and other factors beyond the Company's control. If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

Certain Anti-Takeover Provisions

         The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-Laws (the "By-Laws") include certain provisions which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of directors and management more difficult. Specifically, the Company's Certificate of Incorporation or By-Laws provide for a classified Board of Directors serving staggered three-year terms and restrictions on who may call a special meeting of stockholders. In addition, the Company's Board of Directors has the authority to issue up to 2,000,000 additional shares of preferred stock (the "Preferred Stock") and to determine the price, rights, preferences, and privileges of those shares without any further vote or actions by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of such additional shares of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and serving other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, a majority of the outstanding voting stock of the Company.

         On October 5, 1995, the Board of Directors declared a distribution of one Right for each outstanding share of Common Stock. Subject to the terms of the Rights Agreement, as amended, each Right entitles the holder thereof to purchase from the Company one one-thousandth of a share of Series B Preferred Stock, par value $.01 per share ("Series B Unit"), at a Purchase Price of $85.00, subject to adjustment (the "Right"). The Rights remain attached to and can only be transferred with the Common Stock until the Distribution Date (as defined in the Rights Agreement). The transfer of a share of Common Stock will constitute the transfer of the accompanying Right until the Distribution Date. The Rights are not exercisable until the Distribution Date which will occur upon the earlier of (i) ten business days following a public announcement that an Acquiring Person (as defined in the Rights Agreement) has acquired beneficial ownership of 10% or more of the Company's outstanding common stock, or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group owning 10% or more of the Company's outstanding Common Stock. The Rights have certain anti-takeover effects. When the Rights become exercisable, each holder of a Right, except the Acquiring Person, will have the right to receive Mothers Work common stock or common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the redemption of the Rights. The rights can be mandatorily redeemed by action of a majority of the independent directors at any time prior to the earlier of the October 9, 2005 and the Distribution Date for $.01 per right. The Rights are intended to increase the expense of a person seeking to acquire the Company without Board of Directors' approval and to dilute the stock holdings of an acquiror.

         The Company is also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. Furthermore, certain provisions of the Company's By-Laws, including provisions that provide that the exact number of directors shall be determined by a majority of the Board of Directors, that vacancies on the Board of Directors may be filled by a majority vote of the directors then in office, though less than a quorum, and that limit the ability of new majority stockholders to remove directors, all of which may have the effect of delaying or preventing changes in control or management of the Company, and which could adversely affect the market price of the Company's Common Stock.

Dependence on Key Personnel

         The success of the Company's business will continue to be dependent upon Dan and Rebecca Matthias, the Chairman and Chief Executive Officer and the President and Chief Operating Officer of the Company, respectively, and on other key personnel. The Company maintains and is the beneficiary under a $5 million key person life insurance on Dan Matthias and a $5 million key person life insurance on Rebecca Matthias, but not on the lives of any other officer, director or key employee. The Company believes that to succeed in the future it must continue to attract, retain and motivate additional highly skilled management personnel and store managers. The loss of key personnel or the inability to attract and retain key employees in the future could have a material adverse effect on the Company.

Competition

         The maternity apparel industry and women's bridge apparel industry are highly competitive with respect to price, quality and style of merchandise and store location. The Company faces competition for customers and store locations from various full-price maternity clothing chains, a number of off-price specialty retailers and catalog retailers, as well as from local, regional and national department stores and women's and, to some extent, men's clothing stores, many of which have significantly greater financial and other resources than the Company. The retailing business is affected by changes in consumer tastes, demographic trends and the type, number and location of competing stores. Additionally, since there are few barriers to entry into the retail clothing business, the Company may face future competition from participants not currently in the maternity market, such as certain large national specialty stores and department store chains.

Fashion Risk

         The women's apparel business (both maternity and bridge apparel) is affected by changes in consumer tastes requiring the Company to keep up to date on, and to some extent anticipate, emerging fashion trends. The failure to do so may adversely affect the Company's operating results. With respect to maternity apparel, the regular women's apparel market occasionally shifts toward looser-fitting styles. During these times, pregnant women have a greater opportunity to substitute regular market apparel for maternity wear. Such a shift may adversely affect the Company's operating results.

Other Business Factors

         The Company's future performance will be subject to a number of factors beyond its control, including economic downturns and demographic changes. The Company's business depends upon sustained demand for maternity clothing. In the event that such demand were to decline for any reason, such as a decrease in the number of pregnancies among women in the Company's customer base, the Company's operating results could be adversely affected.


                                 USE OF PROCEEDS

         The Company will receive no proceeds from any sales of Common Stock hereunder by the Selling Stockholders.


                              SELLING STOCKHOLDERS

         The Shares were originally acquired by the Selling Stockholders in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act as part of the consideration for their consent, as holders of the Notes, to an amendment of indebtedness covenants in the indenture relating to the Notes. The Shares have been registered pursuant to the Registration Rights Agreement dated as of June 9, 1998, by and among the Company and certain of the Selling Stockholders (the "Registration Rights Agreement") which provides that the Company file a registration statement with regard to the Shares within 30 days of the expiration of the consent solicitation period relating to the Notes and keep a registration statement effective until the earlier of (i) the sale of all of the Shares in accordance with such registration statement or (ii) such time as the Shares are saleable by the holders thereof pursuant to Rule 144 under the Securities Act. Although none of the Selling Stockholders has advised the Company that it currently intends to sell all or any of the Shares pursuant to this Prospectus, the Selling Stockholders may choose to sell the Shares from time to time upon notice to the Company. See "Plan of Distribution."

                  Prior to any use of this Prospectus in connection with an offering of the Shares, this Prospectus will be supplemented to set forth the name and number of shares beneficially owned by the Selling Stockholders intending to sell such Shares and the number of Shares to be offered. The Prospectus Supplement will also disclose whether any Selling Stockholders selling in connection with such Prospectus Supplement has held any position or office with, been employed by or otherwise has had a material relationship with, the Company or any of its affiliates during the three years prior to the date of the Prospectus Supplement.


                              PLAN OF DISTRIBUTION

         The Selling Stockholders or their pledgees, donees, transferees or other successors in interest, may sell all, a portion or none of the securities offered by them hereby from time to time. The sale or distribution of the Shares may be effected directly to purchasers by the Selling Stockholders as principals or through one or more brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) or on any exchange or in the over-the-counter market, (ii) in transactions otherwise than in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sale of the Shares. Any of such transactions me be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Stockholders or by agreement between the Selling Stockholders and brokers, dealers or agents, or purchasers. If the Selling Stockholders effect such transactions by selling Shares to or through brokers, dealers or agents, such brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of Shares for whom they may act as agent (which discounts, concessions or commissions as to particular brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Stockholders and any brokers, dealers or agents that participate in the distribution of Shares may be deemed to be underwriters, and any profit on the sale of Shares by them and any discounts, concessions or commissions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. In addition, any such Shares that qualify for sale under Rule 144 or Rule 144A under the Act may be sold under any such rules rather than pursuant to this Prospectus.

         There can be no assurance that the Selling Stockholders will sell any or all of their Shares of Common Stock described herein, and any Selling Stockholder may transfer, devise or gift such Shares by other means not described herein. The Company will receive no proceeds from any sales of Common Stock hereunder by the Selling Stockholders.

         The Registration Statement of which this Prospectus is a part has been filed with the Commission by the Company in accordance with the Registration Rights Agreement, pursuant to which the Company has agreed to pay the filing fees, costs and expenses associated with such Registration Statement. The Company has also agreed to indemnify such Selling Stockholders for certain civil liabilities in connection with such Registration Statement and the securities offered hereby, including liabilities under the Securities Act.

         The Company has agreed to use its best efforts to cause the Registration Statement to which this Prospectus relates to become effective as soon as practicable and to keep the Registration Statement effective until the earlier of (i) the sale of all of the Shares in accordance with such Registration Statement or (ii) such time as the Shares are saleable by the holders thereof pursuant to Rule 144 under the Act. The Registration Rights Agreement provides that if the Company determines that the filing of any amendment or supplement would require disclosure of any information which would, in the good faith determination of the Company's Board of Directors, materially adversely impact active negotiations or planning for certain proposed or pending corporate transactions, the Company may defer the filing of such amendment or supplement until it determines in good faith that no material adverse impact would result, but in no event longer than 30 days, and the holders will refrain from making any further offers or sales of Shares pursuant to the Prospectus during such deferral period.


                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby has been passed upon for the Company by Pepper Hamilton LLP. Elam M. Hitchner, III, a partner of Pepper Hamilton LLP and a member of the Company's Board of Directors, owns 30,000 shares of Common Stock and options to purchase an additional 8,000 shares of Common Stock.


                                     EXPERTS

         The consolidated financial statements of Mothers Work, Inc. included in Mothers Work, Inc.'s Annual Report on Form 10-K for the year ended September 30, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

========================================================

    No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This
Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to any person in any state or other jurisdiction in which such offer or solicitation is unlawful. The delivery of this Prospectus at any time does not imply that information contained herein is correct as of any time subsequent to its date.


                   ----------------


                   TABLE OF CONTENTS



                                             Page
                                             ----

Available Information......................... 2
Incorporation of Certain
  Documents by Reference...................... 2
The Company................................... 3
Risk Factors.................................. 4
Use of Proceeds............................... 7
Selling Stockholders.......................... 7
Plan of Distribution.......................... 7
Legal Matters................................. 8
Experts....................................... 8

========================================================



========================================================




                     Mothers Work, Inc.


                       26,784 Shares
                        Common Stock





                   ----------------------

                        PROSPECTUS

                   ----------------------







                                   , 1998






==========================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

SEC registration fee.........................................  $      60*
Accounting fees and expenses.................................  $   4,000**
Legal fees and expenses......................................  $   5,000**
Miscellaneous................................................  $     250**
                                                               ---------
     Total...................................................  $   9,310**
                                                                ========

-----------
 * Actual
** Estimated

Item 15. Indemnification of Directors and Officers

         Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action other than an action by or in the right of the corporation, the termination of such action by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         In the case of an action by or in the right of the corporation, Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action in any of the capacities set forth above against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that indemnification is not permitted in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery, or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.

         Section 145 further provides: that a Delaware corporation is required to indemnify a director, officer, employee or agent against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with any action, suit or proceeding or in defense of any claim, issue or matter therein as to which such person has been successful on the merits or otherwise; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer against any such liability asserted against him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against liability under
Section 145. A Delaware corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination is to be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not party to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (iii) by stockholders.

         Article Twelve of the Company's Certificate of Incorporation provides that the Company shall, to the full extent permitted by the Delaware General Corporation Law, as amended from time to time, indemnify all persons which it has the power to indemnify pursuant thereto. In addition, Article V, Section 1 of the Company's By-Laws provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another Company or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights that said law permitted the Company to provide prior to such amendment), against all expenses (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Article V, Section 5 of the By-Laws provides that expenses incurred by an officer or director in defending a civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if it ultimately is determined that he is not entitled to be indemnified by the Company. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers. The foregoing right to indemnification and advancement of expenses is not exclusive.

         The directors and officers of the Company and its subsidiaries are covered by policies of insurance under which they are insured, within limits and subject to certain limitations, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, in which they are parties by reason of being or having been directors or officers; the Company is similarly insured, with respect to certain payments it might be required to make to its directors or officers under the applicable statutes and its charter provisions.

         Additionally, Article Thirteen of the Company's Certificate of Incorporation limits the liability of the Company's directors under certain circumstances. Article Thirteen states that a director of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of his fiduciary duty as a director, provided, however, that Article Thirteen does not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law; (iii) for the unlawful payment of dividends or unlawful stock repurchases under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

         For the undertakings with respect to indemnification, see Item 17 herein.

Item 16.    Exhibits

  4.1 Registration Rights Agreement, dated as of June 9, 1998, by and among the Company and certain of the Selling
            Stockholders
  5.1       Opinion of Pepper Hamilton LLP
 23.1       Consent of Arthur Andersen LLP
 23.2       Consent of Pepper Hamilton LLP (included in Exhibit 5.1)
 24.1 Power of Attorney (see Signatures and Power of Attorney on pages II-4 and II-5)


Item 17. Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions discussed in Item 15 of this Registration Statement, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of Securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses
(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement; (2) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania, on July 17, 1998.

                                         MOTHERS WORK, INC.


                                         By: /s/ DAN W. MATTHIAS
                                             ----------------------------------
                                             Dan W. Matthias
                                             Chairman of the Board and
                                             Chief Executive Officer


                                POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dan W. Matthias and Rebecca C. Matthias, and each or any of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on July 17, 1998 in the capacities indicated.


                                         /s/ DAN W. MATTHIAS
                                         ---------------------------------------
                                         Dan W. Matthias
                                         Chairman of the Board and
                                         Chief Executive Officer (the
                                         principal executive officer)



                                         /s/ REBECCA C. MATTHIAS
                                         ---------------------------------------
                                         Rebecca C. Matthias
                                         President, Chief Operating Officer
                                         and Director

                             [EXECUTIONS CONTINUED]

                                         /s/ THOMAS FRANK
                                         ---------------------------------------
                                         Thomas Frank
                                         Chief Financial Officer and Vice
                                         President - Finance (the principal
                                         financial officer and the principal
                                         accounting officer)



                                         /s/ VERNA K. GIBSON
                                         ---------------------------------------
                                         Verna K. Gibson
                                         Director



                                         /s/ JOSEPH A. GOLDBLUM
                                         ---------------------------------------
                                         Joseph A. Goldblum
                                         Director



                                         /s/ ELAM M. HITCHNER,III
                                         ---------------------------------------
                                         Elam M. Hitchner, III
                                         Director



                                         /s/ WALTER F. LOEB
                                         ---------------------------------------
                                         Walter F. Loeb
                                         Director



                                         /s/ WILLIAM L. RULON-MILLER
                                         ---------------------------------------
                                         William L. Rulon-Miller
                                         Director